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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	000-12255

YRC Worldwide Inc.

(Exact name of registrant as specified in its charter)

10990 Roe Avenue, Overland Park, Kansas, (913) 696-6100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

3.375% Net Share Settled Contingent Convertible Senior Notes due 2023 (“3.375% Notes”), Guarantees of 3.375% Notes 5.0% Net Share Settled Contingent Convertible Senior Notes due 2023 (“5.0% Notes”), Guarantees of 5.0% Notes

(Title of each class of securities covered by this Form)

Common Stock, par value $0.01 per share, 10% Series A Convertible Senior Secured Notes due 2015 (“Series A Notes”), Series A Notes Paid-in-Kind, 10% Series B Convertible Senior Secured Notes due 2015 (“Series B Notes”), Series B Notes Paid-in-Kind, Guarantees of Series A Notes, Guarantees of Series B Notes, 6% Senior Convertible Notes due 2014 (“6% Notes”), Guarantees of 6% Notes

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

3.375% Notes: 4
Approximate number of holders of record as of the certification or notice date:	5.0% Notes: 7

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	February 28, 2012	By:	/s/ Jeff P. Bennett
Jeff P. Bennett, Vice President, Deputy General Counsel and Assistant Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

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